SIT U.S. GOVERNMENT SECURITIES FUND
QUARTERLY RATES OF RETURN

(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987	-	1.00*	-1.07	6.14	6.05**
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	-0.27	-1.48	-0.35	0.01	-2.08
2014	0.63	0.35	0.60	0.62	2.22
2015	0.78	-0.08	0.50	0.21	1.42
2016	0.99	0.72	0.18	-1.19	0.69
2017	0.32	0.45	0.21	0.35	1.33
2018	-0.25	0.30	0.42	1.31	1.77
2019	1.25	1.30	0.74	0.00	3.34
2020	3.13	0.44	0.22	-0.18	3.62
2021	-0.04	0.25	-0.43	-0.74	-0.96
2022	-1.25	-0.44	-2.98	0.16	-4.45
2023	1.40	-0.87	-1.60	--	-1.09

*Return is from 6/2/87 through 6/30/87.

** Return is from 6/2/87 - 12/31/87.

Please refer to the disclosures on the reverse side.

Sit Investment Associates

DISCLOSURE PAGE

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure

Performance data quoted represents past performance of the Fund's Class S shares. Sit U.S. Government Securities Fund Class Y shares were first issued on January 1, 2020, and have a lower management fee and higher initial investment requirement than the Class S shares. Class Y shares returns will differ from Class S shares.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Returns include changes in share price as well as reinvestment of all dividend and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates or return. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.

Sit U.S. Government Securities
Standardized Performance
as of September 30, 2023

	Annualized Returns		
	1 Year	5 Year	10 Year
S Class	-0.93%	0.31%	0.76%
Y Class	-0.77%	N/A	N/A

Sit Investment Associates